Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

. April 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

11 April 2007

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

INTERIM DIVIDEND MAILOUT

Attached are copies of the following documents that will be dispatched today to shareholders with their interim dividend statements:

- letter outlining the introduction of mandatory direct credit / dividend reinvestment;
- letter from the Chairman regarding the change in Managing Director and Chief Executive Officer; and
- Shareholder Benefits Scheme terms and conditions.

Yours faithfully,

Kerry Willcock
Executive General Manager – Corporate and Legal

Tabcorp

Tabcorp Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Telephone: 1300 665 661
Telephone: (02) 8280 7418
Facsimile: (02) 9287 0303
ASX Code: TAH
Email: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

11 April 2007

IMPORTANT CHANGES TO DIVIDEND PAYMENTS

Dear Shareholder,

Tabcorp is streamlining the way in which dividends are paid to shareholders, and in future will not be paying dividends by cheque. Payments to shareholders will only be made:

- by direct credit into a nominated account with an Australian financial institution; or
- through reinvestment in the company's Dividend Reinvestment Plan (DRP).

Do you receive cheques?
If you currently receive payments by cheque, then enclosed are the following forms for you to complete:

- Request for Direct Credit of Payments form; or
- Reinvestment Plan Application form. (If electing for partial DRP participation, then you must also complete the Request for Direct Credit of Payments form to receive the residual cash dividend payment).

Direct credit and dividend reinvestment are quick, convenient and secure ways of receiving your dividend entitlements, providing benefits such as:

- payments are electronically credited and/or DRP shares allocated to your shareholding on payment date, without any mailing or handling delays;
- no unpresented or misplaced cheques;
- a reduction in likelihood of mail fraud; and
- if participating in the DRP, you increase your Tabcorp share portfolio without any brokerage costs.

You will continue to receive a dividend statement through the mail or electronically.

Receive your communications electronically
Shareholders are also encouraged to receive their dividend statements and all shareholder communications electronically, which helps reduce the impact on the environment and costs associated with printing and mailing all shareholder materials. By becoming an eShareholder, you will receive your shareholder information by email on dividend payment date, which is a quick, convenient and secure way to receive information about your shareholding. To become an eShareholder, please also complete the attached Electronic Shareholder Communications form or register online at **www.tabcorp.com.au/investor_holder.aspx**.

Please complete and return your forms to our share registry using the reply paid envelope provided. If we have not received your instructions by the record date for the next dividend, we will not be able to forward your dividends to you until you have supplied a valid Direct Credit or DRP instruction.

If you have any questions about your Tabcorp shareholding, please contact our share registry on 1300 665 661 (local call cost within Australia). If you are calling from overseas, please dial +61 2 8280 7418.

Yours faithfully,

K. Will

Kerry Willcock
Company Secretary

P000002-E000001-04-00000-H1

Tabcorp

Tabcorp Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Telephone: 1300 665 661
Telephone: (02) 8280 7418
Facsimile: (02) 9287 0303
ASX Code: TAH
Email: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Dear Shareholder,

I wanted to tell you that the Managing Director and Chief Executive Officer, Matthew Slatter has left the company.

Elmer Funke Kupper, who was Chief Executive of our Australian Business, has taken over immediately as acting CEO while we undertake an international search and review internal candidates.

Elmer joined Tabcorp in February last year after holding senior executive positions with ANZ, including Group Managing Director, Asia Pacific and Managing Director Personal Banking and Wealth Management where he was responsible for reviving the retail branch network.

We have appointed Egon Zehnder to undertake the search for the new Chief Executive.

As the chosen candidate must comply with all the necessary security and probity regulations, it could be towards the end of the year before a new Managing Director and Chief Executive takes up the position.

Matthew Slatter made a significant contribution to the growth and development of Tabcorp over the last four and a half years. The acquisition of Jupiters and TAB Ltd were excellent strategic initiatives.

However, all of us on the board, including Matthew, have been disappointed by Tabcorp's recent performance.

We believe that the next stage of Tabcorp's development must be to focus on Australia and on making our existing assets deliver their potential. We believe that a new Managing Director and Chief Executive would be better suited to take on this stage of our company's development.

Tabcorp is now one of the world's largest publicly listed gaming and wagering businesses. This provides a very strong foundation to produce attractive returns to shareholders over the coming years.

We will keep you up to date with Tabcorp's progress through our website, www.tabcorp.com.au, and our reports.

Yours sincerely

Michael Robinson
Chairman

P000003-E000001-04-00000-H1

Tabcorp

Playmakers... creating the bigger better game

Tabcorp
the bigger better game

Shareholder Benefits Card

This card provides the shareholder with free general admission entry into nominated thoroughbred racing events and discounts at Tabcorp's hotel and casino complexes. By using this card you agree to the terms and conditions accompanying this card when issued and all future amendments as notified by Tabcorp. See what's on offer at www.tabcorp.com.au.

Card expires:
30 April 2008

Tabcorp Holdings Limited
ABN 66 063 780 709

▲ Please bend and peel here ▲

Shareholder Benefits

It is with pleasure that Tabcorp Holdings Limited extends to you, as a valued shareholder, the opportunity to experience a day at the races and enjoy the company's hotel, casino and entertainment complexes.

The shareholder benefits scheme includes free entry into nominated thoroughbred racing events and special offers on accommodation, food and beverage, and other products and services as described below.

Attached is your Shareholder Benefits Card which must be presented should you wish to take advantage of these benefits. This card is valid until 30 April 2008 and replaces any previous Shareholder Benefits Card. It is intended to issue new cards each year to coincide with the interim dividend.

Participation in the shareholder benefits scheme is governed by the terms set out in this letter and on the accompanying card. By using your Shareholder Benefits Card you agree to the terms and conditions of the scheme, as well as any future amendments as notified to you from time to time.

Free Admission to the Races

Free general admission to thoroughbred racing events nominated below on Saturday 4 August 2007 upon presentation of your Shareholder Benefits Card at the gate. This offer is only available to the registered shareholder whose name(s) appear on the card. Free general admission is only available to the registered shareholder and one accompanying guest (maximum of two people).

- Melbourne – Caulfield
- Sydney – Rosehill Gardens
- Brisbane – Doomben
- Perth – Belmont Park
- Adelaide – Morphetville

At Our Hotels and Casinos

Special Shareholder Room Rates

- $195 (Hotel room) at Star City (Sydney) (including parking). For reservations call 1800 700 700.
- $230 (Apartment) at Star City (Sydney) (including parking). For reservations call 1800 700 700.
- $170 at Conrad Jupiters (Gold Coast) (including valet parking). For reservations call 1800 074 344.
- $185 at Conrad Treasury (Brisbane) (including valet parking). For reservations call 1800 506 889.
- $145 at Jupiters Townsville (including valet parking). For reservations call 1800 079 210.

All rates are per room, per night, for a maximum of two people, excluding school holidays and public holidays and are subject to availability. Black-out dates may apply during special event periods and may reduce the level of availability. Surcharges may apply for Friday and Saturday nights.


Star City Sydney
Reservations 1800 700 700
www.starcity.com.au
Conrad Jupiters - Gold Coast
Reservations 1800 074 344
www.conrad.com.au
Conrad Treasury - Brisbane
Reservations 1800 506 889
www.conrad.com.au
Jupiters
Jupiters Townsville
Reservations 1800 079 210
www.jupiterstownsville.com.au
TAB
TAD

Special Shareholder Restaurant Offers

A discount of 10% off the cost of food and beverage at participating restaurants and cafes at Star City (Sydney), Conrad Jupiters (Gold Coast), Conrad Treasury (Brisbane) and Jupiters Townsville. This offer is only available to the registered shareholder and up to three accompanying guests (maximum of four people).

Special Shareholder Theatre Tickets

A discount of 20% off tickets for shows at Conrad Jupiters (Gold Coast). For reservations call 1800 074 144. This offer is only available to the registered shareholder and one accompanying guest (maximum of two people).

Special Shareholder Gym Membership

A discount of 15% off gym membership to Turbines, at Star City (Sydney) and to Conrad Fitness, at Conrad Jupiters (Gold Coast).

Special Shareholder Merchandise Discount

A discount of 10% off merchandise at any of the following outlets:

- Star Shop at Star City (Sydney);
- Paradise Gifts at Conrad Jupiters (Gold Coast); and
- Treasury Gifts and Souvenirs at Conrad Treasury (Brisbane).

How to Use Your Card

1. Reservations must be made directly with the hotel, restaurant or venue.
2. Please notify the staff that you have a Shareholder Benefits Card.
3. Quote your name and Shareholder Benefits Card number at the time of making your reservation.
4. Present your card to obtain your benefits.

Terms and Conditions

1. Offers only available on presentation of Shareholder Benefits Card.
2. No discount is available on beverages purchased from bars.
3. Not available in conjunction with any other promotion or discount offer.
4. The card is not transferable and is only valid for the shareholder shown on the card.
5. All rates are in Australian dollars and are inclusive of GST.
6. Tabcorp reserves the right to recall this card if these terms and conditions are not met.
7. Tabcorp has the discretion to terminate or vary the shareholder benefits scheme at any time and will duly notify all shareholders.
8. A fee may be levied for replacement cards to cover costs.

Enquiries

Shareholders should direct their enquiries to:

- the appropriate hotel and casino property by using the contact details on the back of the card; or
- for information about the thoroughbred racing events, contact the relevant racing club.

RECEIVED

2007 APR 18 A 9:53 Rule 3.19A.2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	16 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,170 ordinary shares held directly, and 99,000 ordinary shares held indirectly, including the acquisition of ordinary shares detailed within this appendix
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	11 April 2007, being the Tabcorp dividend payment date
No. of securities held prior to change	1,138 ordinary shares held directly, and 99,000 ordinary shares held indirectly
Class	Ordinary shares
Number acquired	32 ordinary shares issued pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17.01 per ordinary share pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

No. of securities held after change	1,170 ordinary shares held directly, and 99,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of ordinary shares pursuant to the Tabcorp Holdings Limited Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

END